UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

--

Luxfer reports second-quarter results

SALFORD, England—(August 2, 2017)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and six-month periods ended June 30, 2017.

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2017

Results are summarized as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
Revenue	$106.6m	$111.0m	$210.0m	$219.8m
Trading profit Trading margin Operating profit	$10.1m 9.5% $6.8m	$11.0m 9.9% $10.9m	$20.6m 9.8% $17.5m	$22.8m 10.4% $24.7m
Net income Earnings per share – Basic (1)	$2.5m $0.09	$6.7m $0.25	$9.1m $0.34	$15.4m $0.58
Adjusted net income (2) Adjusted earnings per share – Basic Adjusted earnings per share – Diluted	$6.6m $0.25 $0.25	$7.9m $0.30 $0.29	$13.8m $0.52 $0.52	$16.0m $0.61 $0.60
Adjusted EBITDA (3) Adjusted EBITDA margin	$15.2m 14.3%	$16.3m 14.7%	$30.5m 14.5%	$33.1m 15.1%
Net cash flows from operating activities	$9.7m	$9.6m	$19.3m	$12.6m
Net debt (total debt less cash)	$103.4m	$101.9m	$103.4m	$101.9m
Total equity – book value (net assets) £0.50 ordinary shares outstanding	$164.6m 26.4m	$146.9m 26.3m	$164.6m 26.4m	$146.9m 26.4m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Adjusted net income consists of net income for the period adjusted for the post-tax impact of non-trading items, including, certain accounting charges relating to acquisitions and disposals of businesses (comprising the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), the IAS 19R retirement benefits finance charge, profit on sale of redundant site, restructuring and other expense, and other share-based compensation charges. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.
(3)	Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, the IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), profit on sale of redundant site, restructuring and other expense, other share-based compensation charges and depreciation and amortization. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.

CONTACTS

Investor and news agency communications should initially be directed to investor.relations@luxfer.net.

Q2 2017 BUSINESS REVIEW

•	Q2 2017 operating profit and net income were lower than in Q2 2016, but operating profit showed continued recovery from the latter two quarters of 2016.
•	Gas Cylinders Division: Overall trading profit was lower compared to Q2 2016 due to reduced volumes. However, Q2 2017 margin improved due to higher productivity and positive FX movements.
•	Elektron Division: Q2 2017 trading profit was lower compared to Q2 2016. Revenue was flat compared to Q2 2016 and margins declined due to a productivity shortfall. Q2 2017, however, showed a significant improvement over H2 2016. Revenue improvement was driven by the growth in sales of our new SoluMag® alloy, as well as some improvements in heater pads used in Meals, Ready-to-Eat™ (MRE).
•	Basic EPS was significantly impacted by a non-cash write down of an alternative fuel investment.
•	With continued investment growth in asset values, the consolidated net pension liability fell further which had a positive effect on shareholder equity in the quarter.
•	On July 1, 2017, Alok Maskara was appointed CEO of the Group, succeeding Brian Purves.
•	Bank facilities extension: Our $150m revolving credit facilities have been extended out five years to July 31, 2022.
•	2017 guidance is maintained due to continued improvement in order rates over the latter half of 2016 and more aggressive productivity initiatives.
•	Shareholder value creation, including dividend payouts and programs focused on improved productivity and return on invested capital, remains the top priority throughout the organization.

Second-quarter results

	2017			2016
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	56.0	50.6	106.6	60.5	50.5	111.0
Trading profit	3.2	6.9	10.1	3.3	7.7	11.0
Return on Sales % (2)	5.7%	13.6%	9.5%	5.5%	15.2%	9.9%
Adjusted EBITDA(1)	5.2	10.0	15.2	5.4	10.9	16.3
Adjusted EBITDA margin % (3)	9.3%	19.8%	14.3%	8.9%	21.6%	14.7%

(1)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

(2)        Trading profit / Revenue

(3)        Adjusted EBITDA / Revenue

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q2 2016 – as reported under IFRS	60.5	50.5	111.0
FX impact	(0.8)	0.7	(0.1)
Q2 2016 – adjusted for FX	59.7	51.2	110.9
Trading variances – Q2 2016 v Q2 2017	(3.7)	(0.6)	(4.3)
Q2 2017 – as reported under IFRS	56.0	50.6	106.6

Revenue in Q2 2017 was $106.6m compared to $111.0m for Q2 2016. An adverse FX difference of $0.1m and a decline in underlying revenue of $4.3m contributed to the year-on-year decline. On a consolidated basis, marginally stronger Elektron sales were offset by lower Gas Cylinders sales.

2

Gas Cylinders Division revenue in Q2 2017 was lower at $56.0m compared to $60.5m in Q2 2016. Underlying revenue was $3.7m lower and the FX impact was negative $0.8m.

•	Lower North American self-contained breathing apparatus (SCBA) sales and lower alternative fuel (AF) cylinder shipments were partially offset by stronger European medical composite cylinder sales.
•	Demand for aluminum cylinders was also weaker in North America compared to Q2 2016.
•	Superform revenue was down on Q2 2016 due to timing of projects.

Elektron Division revenue in Q2 2017 was flat at $50.6m compared to $50.5m in Q2 2016. Underlying revenue movements were $0.6m lower but offset by a positive FX impact of $0.7m.

•	Sales of our proprietary SoluMag® alloy continued to grow with ongoing progress towards broadening the SoluMag® product line. The success of this new product helped offset weaker sales of aerospace alloys compared to Q2 2016.
•	In the defense market, there was some quarter-on-quarter improvement in sales of heater pads, used in MRE, but other product lines’ sales remained weak. However, our order pipeline is stronger for the second half of 2017 compared to H2 2016.

Trading profit:

Trading profit of $10.1m in Q2 2017 was lower than the $11.0m in Q2 2016. Compared to Q2 2016, FX increased trading profit by $1.1m; consequently, at constant exchange rates, trading profit was down $2.0m.

Gas Cylinders Division trading profit was $3.2m, $0.1m lower compared to Q2 2016.

•	FX differences increased trading profit by $0.3m, and underlying trading profit decreased by $0.4m.
•	The return on sales percentage improved on Q2 2016 due to additional cost savings achieved across the division along with higher demand in the medical sector. These factors offset some inflationary pressure in material costs and lower sales of SCBA and AF cylinders which primarily caused the decline in trading profit.

Elektron Division trading profit in Q2 2017 was $6.9m, $0.8m lower compared to Q2 2016.

•	FX differences increased trading profit by $0.8m, and underlying trading profit fell by $1.6m.
•	The main impact on trading profit was the negative impact of productivity and volume as U.S. defense sales had not recovered fully.

Restructuring and other expense

We incurred $3.3m of restructuring and other expenses; of which costs of $2.5m and $0.9m were incurred within the Gas Cylinders and Elektron Divisions, respectively; this was offset by a $0.1m credit within the Gas Cylinders Division related to sales of inventory that was previously written down as part of the closure of our German operation. Of the charge within the Gas Cylinders Division, $2.2m related to an impairment of an investment in the alternative fuel market.

Other income statement items

Gross margin was marginally higher in Q2 2017 compared to Q2 2016, increasing to 24.7% from 24.1%, primarily resulting from the impact of FX and cost-reduction actions, despite some upward pressure on material costs. Gross profit in Q2 2017 was $26.3m compared to $26.7m in Q2 2016; the decrease was primarily driven by volume and productivity.

3

Distribution costs at $2.2m were $0.2m higher than those in Q2 2016, and administrative expenses were $0.6m higher than in Q2 2016 at $14.1m. Our share of results of joint ventures and associates was a $0.1m profit in Q2 2017 compared to a loss of $0.2m in Q2 2016.

Trading profit in Q2 2017 was $10.1m, down $0.9m on Q2 2016, as explained above.

Group operating profit was $6.8m compared to $10.9m in Q2 2016. The decrease resulted from a $0.9m decline in trading profit and a $3.2m increase in restructuring and other expenses.

Group adjusted EBITDA (reconciled to net income in Note 4 of this release) for the quarter was $15.2m, still $1.1m lower than in Q2 2016 ($16.3m), but similar to Q1 2017 ($15.3m). There was a $0.9m decrease in the Elektron Division, and a decrease of $0.2m in the Gas Cylinders Division. The FX impact for the quarter was a positive $0.8m, resulting in a decrease of $1.9m in adjusted EBITDA at constant exchange rates.

Operating profit to net income

The net finance costs in Q2 2017 of $2.3m were higher than in Q2 2016 by $0.2m, predominantly due to exchange losses on loans held with joint ventures. This was partially offset by the IAS 19R retirement benefits charge being lower at $0.4m compared to $0.5m in Q2 2016.

Profit on operations before taxation was $4.5m in Q2 2017 (Q2 2016: $8.8m). Income tax expense was $2.0m (Q2 2016: $2.1m), and the statutory effective tax rate was 44.4% (Q2 2016: 23.9%). The rate change in Q2 2017 was mainly due to changes in the profit mix against Q2 2016 and the effect of restructuring and other expenses incurred during Q2 2017. The underlying effective tax rate on adjusted net income was 26.7% (Q2 2016: 24.8%), which was higher because of a greater proportion of profits being generated in the United States in the quarter compared to Q2 2016.

Net income in the period was $2.5m compared to $6.7m in Q2 2016. Adjusted net income in Q2 2017 was $6.6m compared to $7.9m in Q2 2016 (see Note 4 of this release).

Unadjusted basic EPS in Q2 2017 was $0.09 compared to $0.25 for Q2 2016 (see Note 5 of this release). Adjusted diluted EPS, which is used by management to measure underlying performance, was $0.25 compared to $0.29 for Q2 2016, $0.01 lower due to the effective tax rate and $0.03 lower due to the weaker trading result.

Cash flow and net debt

There was a net increase in cash and cash equivalents of $16.0m in Q2 2017 compared to a net increase in Q2 2016 of $34.3m. Cash balances at the end of Q2 2017 were $57.2m compared to $83.6m at the end of Q2 2016. The net debt position, which is bank and other loans, less cash and cash equivalents and which we believe is a more accurate measure of total liquidity changes, was higher at $103.4m (see Note 2 of this release) at the end of Q2 2017 compared to $101.9m in Q2 2016. Net debt, however, has fallen $4.0m since the end of 2016. Surplus cash has been and may in future periods be used to repay some banking revolver loans.

Net cash flow from continuing operating activities was an inflow of $9.7m in Q2 2017 compared to an inflow of $9.6m in Q2 2016. Working capital increases led to an outflow of $0.2m compared to an outflow of $1.9m in Q2 2016. Also, driving the movement were the decrease in trading profit ($0.9m), decrease in tax paid ($2.0m), decrease in retirement benefit obligations ($1.2m) and increase in cash restructuring charge ($1.0m).

4

Net cash flow from investing activities was an outflow of $2.2m in Q2 2017 compared to an outflow of $4.6m in Q2 2016. Purchases of property, plant and equipment resulted in an outflow of $2.3m in Q2 2017 compared to an outflow of $3.7m in Q2 2016. A cash inflow from investments in joint ventures and associates resulted from a partial repayment of a funding loan of $0.5m by a joint venture; this compared to a drawdown by the same joint venture of $0.5m during Q2 2016.

The above trading activities resulted in a net cash inflow before financing of $7.5m in Q2 2017, an improvement over an inflow of $5.0m in Q2 2016.

Cash flows from financing activities in Q2 2017 were a net inflow of $8.5m compared to a net inflow of $29.3m in Q2 2016. During Q2 2017, there was a net drawdown on our banking facilities of $13.2m (Q2 2016: $34.6m); dividends of $3.3m were paid to shareholders (Q2 2016: $3.3m); and $1.6m of interest was paid to debtholders (Q2 2016: $1.9m).

Extension to current banking facilities

In early Q3 2017, we successfully negotiated an extension to the Senior Facilities Agreement which provides $150m in committed debt facilities, in the form of a multi-currency revolving credit facility, and an additional $50m of uncommitted facilities through an accordion facility. The Senior Facilities Agreement was due to mature in April 2019 and we have now extended this until the end of July 2022. The terms are similar to the current arrangement, with slightly lower fees and interest margins.

Retirement benefits

The retirement benefits deficit at the end of Q2 2017 was $52.5m compared to $71.1m at the end of Q2 2016. In 2017, the liability decreased by $14.0m from $66.5m at the end of Q4 2016 mainly because long-term inflation expectations fell and asset returns were high.

Share buy-back program

No shares have been purchased in 2017 to date.

5

Six-month periods ended June 30

	2017			2016
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	110.4	99.6	210.0	119.6	100.2	219.8
Trading profit	6.5	14.1	20.6	6.3	16.5	22.8
Return on Sales % (2)	5.9%	14.2%	9.8%	5.3%	16.5%	10.4%
Adjusted EBITDA(1)	10.4	20.1	30.5	10.4	22.7	33.1
Adjusted EBITDA margin % (3)	9.4%	20.2%	14.5%	8.7%	22.7%	15.1%

(1)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

(2)        Trading profit / Revenue

(3)        Adjusted EBITDA / Revenue

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q2 YTD 2016 – as reported under IFRS	119.6	100.2	219.8
FX impact	(2.6)	0.2	(2.4)
Q2 YTD 2016 – adjusted for FX	117.0	100.4	217.4
Trading variances – Q2 YTD 2016 v Q2 YTD 2017	(6.6)	(0.8)	(7.4)
Q2 YTD 2017 – as reported under IFRS	110.4	99.6	210.0

Revenue for the six-month period was $210.0m compared to $219.8m for the same period in 2016. Adverse FX reduced revenue by $2.4m, and underlying revenue movements of $7.4m accounted for the remainder of the shortfall.

Year-to-date revenue was lower primarily because of lower sales of SCBA and AF products in the Gas Cylinders Division and the timing of chemical catalysis sales in the Elektron Division. Strong sales of the new SoluMag® alloy, along with improved heater pad sales, helped offset weakness in some aerospace and defense markets. Gross profit for the six-month period was $52.0m compared to $53.1m for the same period in 2016.

The gross margin increased from 24.2% in 2016 to 24.8% in 2017, due to a stronger overall mix of sales and cost savings, despite higher material costs.

Trading profit for the six-month period was $20.6m compared to $22.8m for 2016, a decline of $2.2m, or 9.6%. FX differences positively impacted trading profit by $1.3m for the half-year.

Operating profit was $17.5m for the six-month period, a fall of $7.2m compared to the same period for 2016, primarily as a result of one-off items, including the non-recurring profit made in March 2016 on the sale of a redundant site and an increase in restructuring and other expenses in 2017.

Profit on operations before taxation for the six-month period was $13.1m compared to $20.4m for the same period in 2016. Tax expense was $4.0m compared to $5.0m for the same period in 2016. The statutory effective tax rate for the six-month period increased from 24.5% in 2016 to 30.5% in 2017. The increase was due to a greater proportion of the profit mix being generated from the United States, as well as the distorting impact of one-off items. The underlying effective tax rate on adjusted net income was 25.4% (2016: 25.2%).

Net income for the six-month period was $9.1m compared to $15.4m for the same period in 2016, mainly because of the aforementioned non-recurring profit made on the sale of the redundant site in 2016 and the increase in restructuring and other expenses during 2017.

Adjusted net income (as reconciled to net income in Note 4 of this release) in the six-month period was $13.8m, down 13.8% on the $16.0m for the same period in 2016. Adjusted diluted EPS was therefore $0.52, 13.3% behind prior year.

6

Adjusted EBITDA (as reconciled to net income in Note 4 of this release) in the six-month period was $30.5m compared to $33.1m for the same period in 2016. The FX impact was $1.0m favorable, so at constant exchange rates, adjusted EBITDA was down $3.6m or 10.6%.

Net cash inflow from operating activities for the six-month period was much stronger at $19.3m compared to the $12.6m for the same period in 2016. The $6.7m increase in operating cash flow was primarily due to a lower increase in working capital of $4.1m compared to a $12.1m increase in the same period in 2016.

SUMMARY & OUTLOOK FOR 2017

While the financial results for the first half of 2017 were lower than the first half of 2016, our performance demonstrated continued sequential recovery from the second half of 2016. In addition, at the end of June 2017, our order backlog and pipeline were larger when compared to the end of June 2016.

Based on recent trends, we expect the second half of 2017 to be significantly better than the second half of 2016. We are maintaining our previous full year 2017 guidance to achieve a 10% improvement in annual adjusted EBITDA and adjusted EPS.

7

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 14, 2017. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

8

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	106.6	111.0	210.0	219.8
Cost of sales	(80.3)	(84.3)	(158.0)	(166.7)
Gross profit	26.3	26.7	52.0	53.1
Distribution costs	(2.2)	(2.0)	(4.3)	(3.9)
Administrative expenses	(14.1)	(13.5)	(27.3)	(26.3)
Share of results of joint ventures and associates	0.1	(0.2)	0.2	(0.1)
TRADING PROFIT	10.1	11.0	20.6	22.8
Profit on sale of redundant site	-	-	0.4	2.1
Restructuring and other expense	(3.3)	(0.1)	(3.5)	(0.2)
OPERATING PROFIT	6.8	10.9	17.5	24.7
Other income / (expense):
Finance income:
Interest received	0.1	0.4	0.2	0.5
Finance costs:
Interest costs	(1.9)	(1.9)	(3.6)	(3.6)
IAS 19R retirement benefits finance charge	(0.4)	(0.5)	(0.9)	(1.0)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	(0.1)	(0.1)	(0.2)
PROFIT ON OPERATIONS BEFORE TAXATION	4.5	8.8	13.1	20.4
Income tax expense	(2.0)	(2.1)	(4.0)	(5.0)
NET INCOME FOR THE PERIOD	2.5	6.7	9.1	15.4

Attributable to:
Equity shareholders	2.5	6.7	9.1	15.4

NET INCOME FOR THE PERIOD	2.5	6.7	9.1	15.4
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.1	0.2
Amortization on acquired intangibles	0.3	0.4	0.6	0.7
IAS 19R retirement benefits finance charge	0.4	0.5	0.9	1.0
Profit on sale of redundant site	-	-	(0.4)	(2.1)
Restructuring and other expense	3.3	0.1	3.5	0.2
Other share-based compensation charges	0.4	0.6	0.7	1.0
Income tax thereon	(0.4)	(0.5)	(0.7)	(0.4)
ADJUSTED NET INCOME	6.6	7.9	13.8	16.0

9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
	$M	$M	$M	$M

Net income for the period	2.5	6.7	9.1	15.4
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	5.0	(6.7)	6.6	(7.3)

Fair value movements in cash flow hedges	(0.9)	(0.8)	1.9	(1.6)
Transfers to consolidated income statement on cash flow hedges	-	-	0.2	(0.3)
Deferred income taxes on cash flow hedges	0.2	0.2	(0.3)	0.4
Hedge accounting (expense) / income adjustments	(0.7)	(0.6)	1.8	(1.5)

Total hedge accounting and translation of foreign operations movements	4.3	(7.3)	8.4	(8.8)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	4.7	(12.1)	13.5	(18.6)
Deferred income taxes on remeasurement of defined benefit retirement plans	(0.8)	2.7	(2.6)	4.8
Retirement benefits changes	3.9	(9.4)	10.9	(13.8)
Total other comprehensive income / (loss) movements for the period	8.2	(16.7)	19.3	(22.6)
Total comprehensive income / (loss) for the period	10.7	(10.0)	28.4	(7.2)

Attributed to:
Equity shareholders	10.7	(10.0)	28.4	(7.2)

10

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2017 AND 2016 (UNAUDITED) AND AS OF DECEMBER 31, 2016 (AUDITED)

	June 30,	June 30,	December 31,
	2017	2016	2016
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	127.1	130.2	127.9
Intangible assets	82.5	82.7	80.6
Investments	7.2	6.4	10.0
Deferred income tax assets	14.4	16.3	16.6
Trade and other receivables	0.4	-	0.3
	231.6	235.6	235.4
Current assets
Inventories	90.7	91.0	82.5
Trade and other receivables	65.0	73.8	57.6
Income tax receivable	0.2	0.2	2.4
Cash and cash equivalents	57.2	83.6	13.6
	213.1	248.6	156.1
TOTAL ASSETS	444.7	484.2	391.5

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.4	56.4
Treasury shares	(6.7)	(7.3)	(7.1)
Retained earnings	321.5	308.1	308.1
Own shares held by ESOP	(0.5)	(0.6)	(0.5)
Share-based compensation reserve	4.3	5.0	3.8
Hedging reserve	(1.5)	(5.0)	(3.3)
Translation reserve	(51.3)	(52.1)	(57.9)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	164.6	146.9	141.9
Total equity	164.6	146.9	141.9

Non-current liabilities
Bank and other loans	145.7	185.5	121.0
Retirement benefits	52.5	71.1	66.5
Deferred income tax liabilities	5.3	1.2	4.9
Deferred contingent consideration	1.6	3.1	1.5
Provisions	1.6	1.7	1.1
Trade and other payables	1.8	-	0.6
	208.5	262.6	195.6
Current liabilities
Bank and other loans	14.9	-	-
Trade and other payables	56.0	68.4	51.1
Current income tax liabilities	0.1	0.1	0.1
Deferred contingent consideration	-	-	1.3
Provisions	0.6	2.8	1.5
Dividends payable	-	3.4	-
	71.6	74.7	54.0
Total liabilities	280.1	337.3	249.6
TOTAL EQUITY AND LIABILITIES	444.7	484.2	391.5

11

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2017	2016	2017	2016
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	2.5	6.7	9.1	15.4
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	2.0	2.1	4.0	5.0
Depreciation and amortization	4.7	4.7	9.2	9.3
Profit on sale of redundant site	-	-	(0.4)	(2.1)
Share-based compensation charges net of cash settlement	0.2	0.2	0.5	0.6
Net interest costs	1.8	1.5	3.4	3.1
Non-cash restructuring charges	2.2	-	2.2	-
IAS 19R retirement benefits finance charge	0.4	0.5	0.9	1.0
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.1	0.2
Share of results of joint ventures and associates	(0.1)	0.2	(0.2)	0.1
Changes in operating assets and liabilities:
Increase in receivables	(3.1)	(0.3)	(7.0)	(11.0)
(Increase) / decrease in inventories	(1.1)	0.4	(5.6)	(1.5)
Increase / (decrease) in payables	4.0	(2.0)	8.5	0.4
Movement in retirement benefits obligations	(2.5)	(1.3)	(4.1)	(2.7)
Movement in provisions	(0.2)	-	-	(0.6)
Acquisition and disposal costs paid	-	-	-	(1.2)
Income taxes paid	(1.2)	(3.2)	(1.3)	(3.4)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	9.7	9.6	19.3	12.6
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(2.3)	(3.7)	(4.6)	(6.9)
Purchases of intangible assets	(0.3)	(0.4)	(0.7)	(0.6)
Proceeds from sale of redundant site	-	-	-	3.0
Cash received as compensation for an insured loss	-	0.2	-	0.2
Investment in joint ventures and associates	0.5	(0.5)	1.0	0.5
Interest income received from joint ventures and associates	-	0.1	0.1	0.2
Net cash flows on purchase of businesses	(0.1)	(0.3)	(1.4)	(0.3)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(2.2)	(4.6)	(5.6)	(3.9)
NET CASH FLOWS BEFORE FINANCING	7.5	5.0	13.7	8.7
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.8)	(0.6)	(1.6)	(0.9)
Interest paid on Loan Notes	(0.8)	(1.3)	(1.5)	(2.5)
Draw down on banking facilities	13.2	34.6	38.3	54.1
Dividends paid	(3.3)	(3.3)	(6.6)	(6.7)
ESOP cash movements	-	(0.1)	-	(0.1)
Utilization / (purchase) of treasury shares	0.2	-	0.3	(6.0)
NET CASH FLOWS FROM FINANCING ACTIVITIES	8.5	29.3	28.9	37.9
NET INCREASE IN CASH AND CASH EQUIVALENTS	16.0	34.3	42.6	46.6
Net foreign exchange movements	0.8	0.4	1.0	0.1
Cash and cash equivalents at beginning of period	40.4	48.9	13.6	36.9
Cash and cash equivalents at end of period	57.2	83.6	57.2	83.6
12

1.	Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before profit on sale of redundant sites and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant sites, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment revenue is made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended June 30, 2017				Three-month period ended June 30, 2016
	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	56.0	50.7	-	106.7	60.5	50.6	-	111.1
Inter-segment revenue	-	(0.1)	-	(0.1)	-	(0.1)	-	(0.1)
Revenue to external customers	56.0	50.6	-	106.6	60.5	50.5	-	111.0
Result
Adjusted EBITDA	5.2	10.0	-	15.2	5.4	10.9	-	16.3
Other share-based compensation charges	(0.2)	(0.2)	-	(0.4)	(0.3)	(0.3)	-	(0.6)
Depreciation and amortization	(1.8)	(2.9)	-	(4.7)	(1.8)	(2.9)	-	(4.7)
Trading profit – segment result	3.2	6.9	-	10.1	3.3	7.7	-	11.0
Restructuring and other expense	(2.4)	(0.9)	-	(3.3)	-	(0.1)	-	(0.1)
Operating profit	0.8	6.0	-	6.8	3.3	7.6	-	10.9
Net interest costs	-	-	(1.8)	(1.8)	-	-	(1.5)	(1.5)
IAS 19R retirement benefits finance charge	-	-	(0.4)	(0.4)	-	-	(0.5)	(0.5)
Unwind of discount on deferred contingent consideration from acquisitions	-	(0.1)	-	(0.1)	-	(0.1)	-	(0.1)
Profit / (loss) on operations before tax	0.8	5.9	(2.2)	4.5	3.3	7.5	(2.0)	8.8
Income tax expense			(2.0)	(2.0)			(2.1)	(2.1)
Net income for the period				2.5				6.7
Other segment information
Segment assets	155.6	199.6	89.5	444.7	163.0	199.5	121.7	484.2
Segment liabilities	(24.3)	(17.8)	(238.0)	(280.1)	(33.7)	(17.1)	(286.5)	(337.3)
Net assets / (liabilities)	131.3	181.8	(148.5)	164.6	129.3	182.4	(164.8)	146.9
Capital expenditure: Property, plant and equipment	0.7	1.4	-	2.1	2.1	1.7	-	3.8
Capital expenditure: Intangible assets	0.3	-	-	0.3	0.1	0.3	-	0.4

	Six-month period ended June 30, 2017				Six-month period ended June 30, 2016
	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	110.4	99.8	-	210.2	119.6	100.3	-	219.9
Inter-segment revenue	-	(0.2)	-	(0.2)	-	(0.1)	-	(0.1)
Revenue to external customers	110.4	99.6	-	210.0	119.6	100.2	-	219.8
Result
Adjusted EBITDA	10.4	20.1	-	30.5	10.4	22.7	-	33.1
Other share-based compensation charges	(0.3)	(0.4)	-	(0.7)	(0.5)	(0.5)	-	(1.0)
Depreciation and amortization	(3.6)	(5.6)	-	(9.2)	(3.6)	(5.7)	-	(9.3)
Trading profit – segment result	6.5	14.1	-	20.6	6.3	16.5	-	22.8
Profit on sale of redundant site	-	-	0.4	0.4	-	-	2.1	2.1
Restructuring and other expense	(2.3)	(1.2)	-	(3.5)	-	(0.2)	-	(0.2)
Operating profit	4.2	12.9	0.4	17.5	6.3	16.3	2.1	24.7
Net interest costs	-	-	(3.4)	(3.4)	-	-	(3.1)	(3.1)
IAS 19R retirement benefits finance charge	-	-	(0.9)	(0.9)	-	-	(1.0)	(1.0)
Unwind of discount on deferred contingent consideration from acquisitions	-	(0.1)	-	(0.1)	-	(0.2)	-	(0.2)
Profit / (loss) on operations before tax	4.2	12.8	(3.9)	13.1	6.3	16.1	(2.0)	20.4
Income tax expense			(4.0)	(4.0)			(5.0)	(5.0)
Net income for the period				9.1				15.4
Other segment information
Capital expenditure: Property, plant and equipment	2.0	2.2	-	4.2	3.8	2.8	-	6.6
Capital expenditure: Intangible assets	0.5	0.2	-	0.7	0.3	0.3	-	0.6
13

2.	Calculation of net debt
	June 30,	June 30,	December 31,
	2017	2016	2016
Net debt is represented by:	$M	$M	$M
Bank and other loans	(160.6)	(185.5)	(121.0)
Less:
Cash and cash equivalents	57.2	83.6	13.6
Net debt at the end of the period	(103.4)	(101.9)	(107.4)

3.	Other income / (expense) items
Three-month periods ended June 30,		Six-month periods ended June 30,

2017	2016	2017	2016
$M	$M	$M	$M
a)	Profit on sale of redundant site
Credited to operating profit:
Profit on sale of redundant site	-	-	0.4	2.1

b)	Restructuring and other expense
Credited / (charged) to operating profit:
Rationalization of operations	(3.0)	(0.1)	(3.0)	(0.1)
Patent infringement litigation costs	(0.3)	-	(0.5)	(0.1)
	(3.3)	(0.1)	(3.5)	(0.2)

Profit on sale of redundant site

For the six-month period ended June 30, 2017, a credit of $0.4m was recognized in relation to a provision that has been released. The provision was held with regards to remediation works at the former Redditch site, which was sold during 2016 to a company that specializes in remediating contaminated land. Given the onsite remediation works were completed in March 2017, it was appropriate to release the provision.

For the six-month period ended June 30, 2016, a profit of $2.1m was recognized in relation to the sale of the redundant Redditch site described above.

Rationalization of operations

For the three-month period ended June 30, 2017, we incurred $3.1m of rationalization costs, of which $2.5m and $0.6m were incurred within the Gas Cylinder Division and Elektron Division respectively. $2.2m of the charge within the Gas Cylinders Division was in relation to an impairment of the investment in our associate, Sub161 Pty Limited. This was offset by a $0.1m credit within the Gas Cylinders Division relating to sales of inventory that was previously written down as part of the closure of our German operation in the prior year.

For the six-month period ended June 30, 2017, we incurred $3.3m of rationalization costs, of which $2.7m and $0.6m were incurred within the Gas Cylinder Division and Elektron Division respectively. This was offset by a $0.3m credit within the Gas Cylinders Division relating to sales of inventory that was previously written down as part of the closure of our German operation in the prior year.

For the three-month and six-month periods ended June 30, 2016, we incurred $0.1m of costs in relation to rationalization and similar expenses in the Elektron Division.

Patent-infringement litigation costs

For the three-month and six-month periods ended June 30, 2017, we incurred $0.3m and $0.5m of costs, respectively, within the Elektron Division in relation to ongoing patent-infringement litigation against a competitor.

For the six-month period ended June 30, 2016, we incurred $0.1m of costs, with regards to the same patent-infringement litigation.

14

4.	Non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods, the most comparable IFRS measure.

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2017	2016	2017	2016
	$M	$M	$M	$M
Net income for the period	2.5	6.7	9.1	15.4
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.1	0.2
Amortization on acquired intangibles	0.3	0.4	0.6	0.7
IAS 19R retirement benefits finance charge	0.4	0.5	0.9	1.0
Profit on sale of redundant site	-	-	(0.4)	(2.1)
Restructuring and other expense	3.3	0.1	3.5	0.2
Other share-based compensation charges	0.4	0.6	0.7	1.0
Income tax thereon	(0.4)	(0.5)	(0.7)	(0.4)
Adjusted net income	6.6	7.9	13.8	16.0

Add back / (deduct):
Income tax thereon	0.4	0.5	0.7	0.4
Income tax expense	2.0	2.1	4.0	5.0
Net interest costs	1.8	1.5	3.4	3.1
Depreciation and amortization	4.7	4.7	9.2	9.3
Amortization on acquired intangibles	(0.3)	(0.4)	(0.6)	(0.7)
Adjusted EBITDA	15.2	16.3	30.5	33.1

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

We evaluate our results of operations on both an as-reported basis and a constant exchange rate basis. The constant exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

15

5.	Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
	$M	$M	$M	$M
Basic earnings:
Net income for the period attributable to ordinary shareholders	2.5	6.7	9.1	15.4

Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.1	0.2
Amortization on acquired intangibles	0.3	0.4	0.6	0.7
IAS 19R retirement benefits finance charge	0.4	0.5	0.9	1.0
Profit on sale of redundant site	-	-	(0.4)	(2.1)
Restructuring and other expense	3.3	0.1	3.5	0.2
Other share-based compensation charges	0.4	0.6	0.7	1.0
Income tax thereon	(0.4)	(0.5)	(0.7)	(0.4)
Adjusted earnings	6.6	7.9	13.8	16.0

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,441,093	26,317,966	26,436,029	26,441,016
Exercise of share options	331,643	486,913	288,342	417,868
For diluted earnings per share	26,772,736	26,804,879	26,724,371	26,858,884

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.25	$0.30	$0.52	$0.61
Unadjusted	$0.09	$0.25	$0.34	$0.58
Diluted
Adjusted	$0.25	$0.29	$0.52	$0.60
Unadjusted	$0.09	$0.25	$0.34	$0.57

Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

The calculation of earnings per share is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly earnings per share amounts in any particular year-to-date period may not be equal to the earnings per share amount for the year-to-date period.

16

6.	Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at June 30, 2017.

The main reason for the decreased deficit at June 30, 2017, when compared to June 30, 2016, is that the asset values have been higher than expected over the quarter.

The movement in the pension liability is shown below:

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2017	2016	2017	2016
	$M	$M	$M	$M
Opening balance	57.4	63.3	66.5	58.9
Charged to the income statement	1.7	1.6	3.3	3.6
Cash contributions	(3.7)	(2.5)	(6.5)	(5.4)
(Credited) / charged to the statement of comprehensive income	(4.7)	12.1	(13.5)	18.6
Exchange difference	1.8	(3.4)	2.7	(4.6)
Closing balance	52.5	71.1	52.5	71.1

7.	Dividends paid and proposed
	Three-month periods ended June 30,		Six-month periods ended June 30,

	2017	2016	2017	2016
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 3, 2016 ($0.125 per ordinary share)	-	-	-	3.4
Interim dividend paid May 4, 2016 ($0.125 per ordinary share)	-	3.3	-	3.3
Interim dividend paid February 1, 2017 ($0.125 per ordinary share)	-	-	3.3	-
Interim dividend paid May 3, 2017 ($0.125 per ordinary share)	3.3	-	3.3	-
	3.3	3.3	6.6	6.7
Dividends declared after June 30 (not recognized as a liability as at June 30):
Interim dividend declared and paid August 3, 2016 ($0.125 per ordinary share)	-	3.3	-	3.3
Interim dividend declared and paid August 2, 2017 ($0.125 per ordinary share)	3.3	-	3.3	-
	3.3	3.3	3.3	3.3

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: August 2, 2017

By: /s/ David N. Fletcher

        David N. Fletcher

      Authorized Signatory for and on behalf of

      Luxfer  Holdings PLC